SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

June 10, 2013

Via EDGAR

U.S. Securities and Exchange Commission

Attention: Kieran Brown/ Christina DiAngelo

100 F Street, N.E.

Washington, D.C. 20549

Re:	CĪON Investment Corporation (File Nos. 333-178646 and 814-00941)

Dear Mr. Brown and Ms. DiAngelo:

On behalf of CĪON Investment Corporation (the “Company”), set forth below is the Company’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company during a conversation held on May 29, 2013, regarding Post-Effective Amendments Nos. 2 and 3 to the Company’s Registration Statement on Form N-2 (File No. 333-178646) and the prospectus included therein (the “Registration Statement”). The Staff’s comment is set forth below in bold italics and is followed by the Company’s response.

1.	Comment: Please include the following additional bullet point on the front cover and the applicable section of the subscription agreement:

a.	Because you will be unable to sell your shares, you will be unable to reduce your exposure on any market downturn.

Response: The Company has revised the disclosure accordingly.

2.	Comment: The Staff notes that the Company filed Post-Effective Amendment No. 3 to include a corrected version of the report of the Company’s independent registered public accountant on the senior securities table dated May 23, 2013. The Staff notes that the Company incorporated the consent of the independent registered public accountant by reference. The Staff informs the Company that the consent of the independent registered public accountant cannot be incorporated by reference on Form N-2 and should have been filed again in Post-Effective Amendment No. 3. Prior to being declared effective, please re-file the consent of the independent registered public accountant.

Atlanta	Austin	Houston	NEW YORK	SACRAMENTO	Washington DC

Response: The Company will file a consent of the independent registered public accountant in connection with its next amendment of the Registration Statement.

3.	Comment: In response to Comment 40(c) in the Company’s letter to the Staff dated May 23, 2013 (the “Letter”), the Company provided that, “Based on discussions with the Staff, the Company has agreed to modify its calculation of the incentive fee in accordance with the Staff’s interpretation and, as a result, no change to the investment advisory agreement is required.” The Staff takes the position that the investment advisory agreement must be revised and submitted to the Company’s stockholders for approval. The Staff requests that the Company include the following undertaking in the Registration Statement:

Response:

In response to comments received by the Company from the staff of the Division of Investment Management of the U.S. Securities and Exchange Commission, or the Staff, to the extent that the Company has in place a total return swap (“TRS”) and the Registrant intends to take incentive fees with respect to the TRS, management of the Company will recommend to the Company's Board of Directors that the Board submit to shareholders, and recommend for approval, at the Company's special meeting of shareholders to be held within 60 days of the date of this Registration Statement an amendment to revise the Company's Investment Advisory Agreement to provide that, when calculating the incentive fees for a TRS, the fee will be calculated on a "look through" basis. CĪON Investment Management, LLC will pay any proxy expenses related to the special meeting.

The Company will provide an undertaking consistent with the above in the Registration Statement.

4.	Comment: Please inform the Staff when the Company implemented the change in the calculation of the incentive fee with respect to the total return swap (“TRS”). Please inform the Staff if any payments have been made to date.

Response: No incentive fee payments with respect to the TRS have been made to date. The Company will not take an incentive fee with respect to the TRS, unless it receives shareholder approval as noted above.

5.	Comment: With respect to the Company’s Expense Support and Conditional Reimbursement Agreement (the “Expense Support Agreement”), the Staff notes that the Company included the requested disclosure regarding the purpose of the Expense Support Agreement, which is to avoid such distributions being characterized as returns of capital. Please include disclosure to explain, in plain English, if the purpose is to avoid a return of book return of capital or tax return of capital. If the Company believes that this disclosure is not required, then please explain.

Response: The Company has revised the disclosure accordingly.

6.	Comment: On page 66 of the Registration Statement, please modify the definition of “operating expenses” in footnote 1 to track the following definition, “‘Operating Expenses’ includes all expenses borne by us, except for organizational and offering expenses, base management and incentive fees owed to our Adviser and interest expense.”

Response: The Company has revised the disclosure accordingly.

7.	Comment: In response to Comment 39 in the Letter, the Company agreed to include “ratio of operating expenses to gross assets” in the Financial Highlights table. The ratio the Staff was requesting was a “ratio of gross expenses to average net assets.” Please include this information in future filings.

Response: The Company will include such ratio in future filings that include a Financial Highlights table.

8.	Comment: The Staff refers to footnote 9 to the Fees and Expenses table on page 21 of the Registration Statement. The Staff notes that the Company has included certain money market investments in its Schedule of Investments and, as a result, the Company may need to include certain information regarding “Acquired fund fees and expenses” in the Fees and Expenses table. Please revise the table and the footnote accordingly.

Response: The Company has revised the footnote accordingly.

9.	Comment: In response to Comment 30 in the Letter, the Company agreed to include parenthetical disclosure of the balance of the Company’s undistributed net investment income included in net assets at the end of the period. The Staff notes that the number included in the parenthetical was zero in the financial statements for the quarter ended March 31, 2013. On a going forward basis, the Staff would expect that this parenthetical disclosure would mirror the undistributed net income or loss included on the Company’s Statement of Assets and Liabilities.

Response: The Company acknowledges the Staff’s comment.

10.	Comment: In Note 6 to the Company’s financial statements for the quarter ended March 31, 2013, the Company has included a chart of the investments held in the TRS and indicated by footnote the investments that are not qualifying assets under the Investment Company Act of 1940, as amended. Please explain how the Company calculates compliance with the 70% test. Does the Company use the notional amount, the market value or some other value? Please provide a copy of the Company’s calculations supporting this table as of March 31, 2013.

Response: The Company calculated the 70% test as follows: the sum of fair value of qualifying assets, and, on a look through basis, the fair value of qualifying reference assets less other liabilities over the sum of total gross assets per balance sheet plus notional amount of TRS less due from counterparty less liabilities other than senior securities. The Company has provided a copy of its calculations supporting the table under separate cover.

* * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or comments regarding the foregoing, please feel free to contact me at (202) 383-0218 or Lisa Morgan at (202) 383-0523.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus

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